United States securities and exchange commission logo





                              March 11, 2021

       Paul Jacobs
       Chief Executive Officer
       Jaws Juggernaut Acquisition Corp
       1601 Washington Avenue, Suite 800
       Miami Beach, FL 33139

                                                        Re: Jaws Juggernaut
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed on February
12, 2021
                                                            File No. 333-253076

       Dear Mr. Jacobs:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       General, page 2

   1. Please describe in greater detail how XCOM Labs is affiliated with your sponsor. If material, disclose the
organizational structure of your sponsor, XCOM Labs and Jaws
                                                        Juggernaut Acquisition
Corporation.
   2. We note your disclosure that if you combine with XCOM Labs concurrently with your initial business
combination, you will not include the fair market value of XCOM Labs for purposes of satisfying
the 80% of fair market value test. Please disclose any specific risks relating to the
financing of an XCOM Labs acquisition and the potential dilutive effect to existing investors.
Additionally, we note the statement on page 106 that "shareholders will
 Paul Jacobs
Jaws Juggernaut Acquisition Corp
March 11, 2021
Page 2
         have the same voting and redemption rights with respect to any business combination with
         XCOM Labs as are generally applicable" to the initial business combination. Please clarify the circumstances when a subsequent acquisition of XCOM Labs could occur, as well as how the other features of your offering, such as the 24 months time limit, would apply.
Other Considerations, page 7

3. We note your disclosure of other affiliated blank check companies that may present conflicts of interest in pursuing acquisition targets. Please identify these SPACs and disclose whether they plan on pursuing similar targets. Also disclose whether any of them have entered into a business combination.
Founder Shares, page 15

4. Please disclose the nominal price paid for the founder shares and the percentage of the shares beneficially owned by the founders upon the closing of the offering.
Index to Financial Statements, page F-1

5. We note your inclusion of financial statements for the audited partial interim period ended
         January 19, 2021. Please tell us what consideration you gave to presenting only audited
         December 31, 2020 year end financial statements and including this partial interim financial information in an accompanying subsequent events footnote. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNamePaul Jacobs                                 Sincerely,
Comapany NameJaws Juggernaut Acquisition Corp
                                                              Division of
Corporation Finance
March 11, 2021 Page 2                                         Office of Real
Estate & Construction
FirstName LastName